UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bionano Genomics, Inc.

File No. 333-225970 - CF#36399

Bionano Genomics, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 28, 2018, as amended.

Based on representations by Bionano Genomics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through May 31, 2024
Exhibit 10.24	through May 31, 2024
Exhibit 10.25	through May 31, 2024
Exhibit 10.26	through May 31, 2024
Exhibit 10.27	through May 31, 2024
Exhibit 10.29	through May 31, 2024
Exhibit 10.32	through May 31, 2024
Exhibit 10.33	through May 31, 2024
Exhibit 10.34	through May 31, 2024
Exhibit 10.35	through May 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office